DEC 2 - 2003

OMB APPROVAL
OMB Number: 32135-0327
Expires: January 31, 2005
Estimated average burden hours per response...0.10

03039771

IN ACCORDANCE WITH RULE 311 OF REGULATION S-T, THESE EXHIBITS ARE BEING FILED IN PAPER

EXHIBIT INDEX ON PAGE 3.

UNITED STATES
Securities and Exchange Commission
Washington, D.C. 20549

PROCESSED
DEC 03 2003
THOMSON FINANCIAL

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

THE IT GROUP, INC.	0000731190
Exact name of registrant as specified in charter	Registrant CIK Number
FORM 8-K (dated November 25, 2003)	1-09037
Electronic report, schedule or registration statement of which the documents are a part (give period of report)	SEC file number, if available

Name of Person Filing the Document (if other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Monroeville, State of Pennsylvania, December 2, 2003.

THE IT GROUP, INC.
(Registrant)

By: [signature]
Harry J. Soose, Jr.
Chief Operating Officer

Exhibit Index

Exhibit		PAGE NO.
99.1	Notice of Filing of Monthly Operating Report for period from September 27, 2003 through October 31, 2003 (including Exhibits).	4

IN THE UNITED STATES BANKRUPTCY COURT

FOR THE DISTRICT OF DELAWARE

In re:	Chapter 11
The IT Group, Inc., *et al.*,	Case No. 02-10118 (MFW)
	Jointly Administered
Debtors.	

NOTICE OF FILING OF MONTHLY OPERATING REPORT FOR PERIOD FROM SEPTEMBER 27, 2003 THROUGH OCTOBER 31, 2003

PLEASE TAKE NOTICE that on November 25, 2003, the debtors and debtors-in-possession in the above-captioned cases filed with the Court the Monthly Operating Report of The IT Group Inc. et al., for the period from September 27, 2003 through October 31, 2003 (the "Monthly Operating Report"), which is attached hereto as Exhibit A.

PLEASE TAKE FURTHER NOTICE that contemporaneously herewith, the Monthly Operating Report was

DKT. NO. 3189
DT. FILED 11/25/03

4

transmitted to the parties listed on Exhibit B attached hereto in the manner provided thereon.

Dated: Wilmington, Delaware
November 25, 2003

/s/ Marion M. Quirk

Gregg M. Galardi (I.D. No. 2991)
Marion M. Quirk (I.D. No. 4136)
SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
One Rodney Square
P.O. Box 636
Wilmington, Delaware 19899
(302) 651-3000

Attorneys for Debtors and Debtors-in-Possession

EXHIBIT A

The IT Group, Inc.
Case No. 02-10118

Activity for the period September 27, 2003 thru October 31, 2003

Table of Contents

1. Affidavit
2. Consolidated Balance Sheet of All Debtors
3. Consolidated Income Statement of All Debtors
4. Schedule of Post Petition Debts
5. Accounts Receivable Reconciliation and Aging Summary and Debtor Questionnaire
6. List of Bank Accounts with bank description, account number and balance
7. Schedule of Cash Receipts and Disbursements

IN THE UNITED STATES BANKRUPTCY COURT

FOR THE DISTRICT OF DELAWARE

In re:	Chapter 11
The IT Group, Inc., et al.,	Case No. 02-10118 (MFW)
	Jointly Administered
Debtors.	

DECLARATION OF HARRY J. SOOSE, JR. IN SUPPORT OF THE MONTHLY OPERATING REPORT FOR THE PERIOD SEPTEMBER 27, 2003 THROUGH OCTOBER 31, 2003 FILED ON BEHALF OF THE ABOVE-REFERENCED DEBTORS

I, Harry J. Soose, Jr. hereby declare under penalty of perjury that the following is true and correct to the best of my knowledge, information, and belief.

1. I am the Chief Operating Officer and Chief Financial Officer of The IT Group, Inc., a Delaware corporation with an office in Monroeville, Pennsylvania.

2. This declaration is submitted in conjunction with the filing of the monthly operating report.

Q:\Documents and Settings\mquirk\Local Settings\Temp\2\affidavit-103103_1.doc

3. All financial activity between the debtors and non-debtor foreign and domestic subsidiaries is outlined in the consolidated statement of income and balance sheet. The bank reconciliations of the debtors are substantially completed as of October 31, 2003. All tax returns and taxes are current.

I declare under penalty of perjury that the foregoing is true and correct to the best of my knowledge, information, and belief.

Dated: Monroeville, PA
November 21, 2003

Harry J. Soose, Jr.
Senior Vice President
COO & CFO

C:\WINDOWS\Temporary Internet Files\OLKC3A5\affidavit-103103.doc

THE IT GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
CASE NO. 02-10118
October 31, 2003

	09/26/03	Reclass/ Prior Period Adjustments	October Activity	10/31/03
Current Assets:				
Cash	53,687,155	-	(860,797)	52,826,358
Accounts receivable	-	-	-	-
Allowance for doubtful accounts	-	-	-	-
Deferred income taxes	-	-	-	-
Other receivables	703,601	-	49,785	753,386
Prepaid expenses and other current assets	26,106,522	-	5,231,538	31,338,060
Total current assets	80,497,278	-	4,420,526	84,917,804
Property, plant and equipment at cost	-	-	-	-
Accumulated depreciation and amortization	-	-	-	-
Net property, plant and equipment	-	-	-	-
Cost in excess of net assets of acquired businesses	-	-	-	-
Investments in affiliate	-	-	-	-
Restricted cash	-	-	-	-
Deferred financing costs	-	-	-	-
Other assets	-		-	-
Deferred taxes	-	-	-	-
Long-term assets of discontinued operations	-	-	-	-
Total assets	80,497,278	-	4,420,526	84,917,804
Current Liabilities (Prepetition)				
Accounts payable-unsecured	42,637,869	-	-	42,637,869
Accrued wages and related liabilities-unsecured	8,712,763	-	(1,938)	8,710,825
Billings in excess of revenues-unsecured	32,007,386	-	-	32,007,386
Other accrued liabilities-unsecured	32,177,490	-	-	32,177,490
Long-term debt due within 1 year-unsecured	256,622,000	-	-	256,622,000
Long-term debt due within 1 year-secured	489,482,516	-	-	489,482,516
Current Liabilities (Post Petition)				
Accounts payable-unsecured	42,092	-	(42,092)	-
Accrued wages and related liabilities-unsecured	3,689,871	-	1,993	3,691,864
Billings in excess of revenues-unsecured	-	-	-	-
Other accrued liabilities-unsecured	10,356,993	-	(119,682)	10,237,311
DIP financing	-	-	-	-
Long-term debt due within 1 year-unsecured	-	-	-	-
Long-term debt due within 1 year-secured	-	-	-	-
Current liabilities of discontinued operations	484,482	-	82,172	566,654
Total current liabilities	876,213,462	-	(79,547)	876,133,915
Long-term debt	-	-	-	-
Long-term liabilities of discontinued operations	-	-	-	-
Other l-t accrued liabilities-prepetition unsecured	4,408,273	-	-	4,408,273
Minority interest in subsidiary	-	-	-	-
Total liabilities	880,621,735	-	(79,547)	880,542,188
Stockholders' Equity:				
Preferred stock	6,665,152	-	-	6,665,152
Common stock	230,814	-	-	230,814
Treasury stock	(4,866,900)	-	-	(4,866,900)
Unearned compensation-restricted stock	(543,568)	-	-	(543,568)
Additional paid-in capital	352,365,701	-		352,365,701
Retained earnings (deficit)	(1,153,975,656)	-	4,500,073	(1,149,475,583)
Cumulative translation adj.	-	-	-	-
Total stockholders' equity	(800,124,457)	-	4,500,073	(795,624,384)
Total liabilities and stockholders' equity	80,497,278	-	4,420,526	84,917,804
	-	-	-	-

11/24/2003
8:37 AM

THE IT GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
CASE NO. 02-10118
SEPTEMBER 27, 2003 THRU OCTOBER 31, 2003

Revenues	-
Cost and expenses:	
Cost of revenues	-
Selling, general and administrative expense	789,970
Total cost and expenses	789,970
Operating income/(loss)	(789,970)
Gain/(loss) on sale (a)	(4,017)
Unrealized gain/(loss) on stock held for sale	5,247,995
Interest income, net	46,065
Net income/(loss) before income taxes	4,500,073

(a) Legal expense associated with the sale of Organic Waste Technologies (H.K.) Ltd.

11/24/2003
8:37 AM

The IT Group, Inc. and Subsidiaries
Case No. 02-10118
Accounts Payable Consolidated Aging
as of October 31, 2003

Days Aged	Balance
0 - 30	566,654
31 - 60	-
61 - 90	-
Over 90	42,637,869
Balance G/L	43,204,523

Pre Petition	42,637,869
Post Petition	566,654
	43,204,523

11/24/2003
8:37 AM

THE IT GROUP, INC. AND SUBSIDIARIES
ACCOUNTS RECEIVABLE RECONCILIATION AND AGING
CASE NO. 02-10118
As of October 31, 2003
(in thousands)

Accounts Receivable Reconciliation	Amount
Total Accounts Receivable at the beginning of the reporting period	-
Prior Period Adjustments	-
+ Amounts billed during the period	-
- Amounts collected during the period	-
Total Accounts Receivable at the end of the reporting period	-

Accounts Receivable Aging	
0 - 30 days past due	-
31 - 60 days past due	-
61 - 90 days past due	-
91+ days past due	-
A/R not aged	-
Retainage	-
Total Accounts Receivable	-
Amounts considered uncollectible (Bad Debt)	-
Accounts Receivable (Net)	-

DEBTOR QUESTIONNAIRE

Must be completed each month	**Yes**	**No**
1. Have any assets been sold or transferred outside the normal course of business this reporting period? If yes, provide an explanation below.		X
2. Have any funds been disbursed from any account other than a debtor in possession account this reporting period? If yes, provide an explanation below.		X
3. Have all post petition tax returns been timely filed? If no, provide an explanation below.	X	
4. Are workers compensation, general liability and other necessary insurance coverages in effect? If no, provide an explanation below.	X	

11/24/2003
8:37 AM

The IT Group, Inc. and Subsidiaries
Case No. 02-10118
Debtor Bank Account Detail
October 31, 2003

G/L ACCT #	DEBTOR CASE NUMBER	BANK ACCT #	BANK NAME	DESCRIPTION	10/31/03 PER BALANCE SHEET
1010	02-10165	3050-7945	Citibank, N.A., 399 Park Avenue New York, NY 10043	Citibank, NA (checking)	108,856
1020	02-10165	3050-7953	Citibank, N.A., 399 Park Avenue New York, NY 10044	Citibank, NA (savings)	477,121
1030	02-10165	3050-9158	State Street Bank and Trust Co. Boston, MA	Sale proceeds	47,616,475
1040	02-10165	3050-9174	Citibank, N.A., 399 Park Avenue New York, NY 10046	Citibank, NA (employee benefits)	146,782
1060	02-10165	2662868294	Dollar Bank, Miracle Mile, Monroeville, PA 15146	Petty Cash Corporate	370
1070	02-10165	010-51-099-62	Bank of America, Concord, CA	Petty Cash Northern California	8,000
1210	02-10118	454353	State Street Bank and Trust Co. Boston, MA	Restricted Cash Caterpillar	1,405,820
1220	02-10118	454349	State Street Bank and Trust Co. Boston, MA	Restricted Cash Fleet	2,552,445
1240	02-10118	454341	State Street Bank and Trust Co. Boston, MA	Restricted Cash Bookspan	510,489
					52,826,358

11/24/2003
8:37 AM

In Re: The IT Group, Inc., et al.
Case No. 02-10118 (MFW) (Jointly Administered)
Consolidated Cash Flow

(000's)

Summary Page	October 2003 (a) Actual Total (a)	Cumulative Actual
Cash Beginning of Month	$ 53,586	$ 18,189
Receipts		
Cash Sales	-	-
Accounts Receivable/Other Receivables	144	254,768
Loans and Advances	-	-
Sale of Assets	-	69,288
Other (Reimbursements from Shaw)	3	20,011
DIP Draw & (Repayment)	-	50,000
Total Receipts	147	394,067
Disbursements		
Net Payroll & Benefits	(82)	(89,918)
Payroll Taxes	(30)	(34,263)
Sales, Use, and Other Taxes	(38)	(1,087)
Operating Expenses	(189)	(161,818)
Rental & Leases	-	(14,019)
Insurance	(1)	(8,463)
Administrative & Selling	(30)	(6,392)
Sale of Assets	-	-
Claims Settlements	-	(180)
Other (Attach List)	-	(17,678)
Professional Fees (b)	(596)	(25,405)
U.S. Trustee Fees		(266)
Court Costs	-	-
Total Disbursements (c)	(966)	(359,489)
Net Cash Flow (Receipts Less Disbursements)	$ (819)	34,578
Cash - End of Month	$ 52,767	$ 52,767

Total Disbursements	$ (966)
Less: Transfers to Debtor in Possession Accounts	-
Plus: Estate Disbursements Made by Outside Sources	-
Total Disbursements For Calculating U.S. Trustee Quarterly Fees	$ (966)

(a) October actual includes cash flow activity from October 1, 2003 through October 31, 2003.
(b) Professional fees include $95,270.80 to Skadden Arps on 10/29/03, $67,740.90 and $73,414.00 to Kroll Zolfo Cooper on 10/22/03 and 10/29/03, $4,114.40 to The Bayard Firm on 10/29/03, $64,795.61 to White & Case on 10/29/03, $35,067.00 to Chanin Capital Partners on 10/29/03, $63,240.88, $78,438.49, and $47,531.20 to Jefferson Wells on 10/08/03, 10/22/03, and 10/29/03, and $13,254.40 and $16,593.95 to Alix Partners on 10/22/03 and 10/29/03.
(c) The Debtor companies have limited business operations and all of the Debtor companies with the exception of IT Corporation had no or de minimis disbursements.

Filing for 103103.xls

EXHIBIT B

EXHIBIT B

The IT Group, Inc., et al.
Case No. 02-10118

Debtors
The IT Group, Inc.
2790 Mosside Blvd.
Monroeville, PA 15146-2792
Attn: Harry J. Soose
(By Overnight Courier)

Counsel to Debtors
Gregg M Galardi, Esq.
Marion Quirk, Esq.
Skadden, Arps, Slate, Meagher & Flom, LLP
One Rodney Square
P.O. Box 636
Wilmington, DE 19899-0636

United States Trustee
Mark S. Kenney, Esq.
Assistant U.S. Trustee
Office of the U.S. Trustee
844 King Street
Wilmington, DE 19899
(By Hand Delivery)

Counsel to Creditors' Committee

Jeffrey M. Schlerf, Esq.
The Bayard Firm
222 Delaware Avenue
Suite 900, P.O. Box 25130
Wilmington, Delaware 19899
(By Hand Delivery)

John Cunningham, Esq.
White and Case, LLP
First Union Financial Center
200 South Biscayne Boulevard
Miami, FL 33131-2352
(By Overnight Courier)

Counsel for Prepetition Bank Group
Stephen Karotkin, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
(By Overnight Delivery)

Richard S. Cobb, Esq.
Landis Rath & Cobb LLP
919 Market Street, Suite 600
Wilmington, DE 19801
(By Hand Delivery)

Counsel for Postpetition Bank Group
Michael A. Rosenthal, Esq.
Aaron G. York, Esq.
Gibson, Dunn & Crutcher LLP
2100 McKinney Avenue
Suite 1100
Dallas, Texas 75201
(The Shaw Group, Inc.)
(By Overnight Courier)

William P. Bowden, Esq.
Christopher S. Sontchi, Esq.
Ashby & Geddes
222 Delaware Avenue, 17th Floor, P.O. Box 1150
Wilmington, DE 19899
(The Shaw Group, Inc.)
(By Hand Delivery)

297068.01-Wilmington S1A

Miscellaneous:
02-10118-MFW The IT Group, Inc.

U.S. Bankruptcy Court

District of Delaware

Notice of Electronic Filing

The following transaction was received from Quirk, Marion M. entered on 11/25/2003 at 10:51 AM EST and filed on 11/25/2003

Case Name: The IT Group, Inc.
Case Number: 02-10118-MFW
Document Number: 3189

Docket Text:
Debtor-In-Possession Monthly Operating Report for Filing Period September 27, 2003 Through October 31, 2003 Filed by The IT Group, Inc. (Quirk, Marion)

The following document(s) are associated with this transaction:

Document description: Main Document
Original filename: C:\temp\convert\Monthly Operating Report.pdf
Electronic document Stamp:
[STAMP bkecfStamp_ID=983460418 [Date=11/25/2003] [FileNumber=2106210-0
] [39e991032cc303b6a218d4c87a0278a452e19de24739621564b25684ddbf1940e60
a535134b823bcb6fd7e3e4c987fd2d0138a9d98ddf08ee906ee491554f465]]

02-10118-MFW Notice will be electronically mailed to:

Elihu Ezekiel Allinson III bankruptcy@pacdelaware.com

Julia Melville Andrew jandrew@oag.state.md.us,

Michael W. Arrington marrington@pnglaw.com

Elio Battista battista@blankrome.com

Christopher R. Belmonte cbelmonte@ssbb.com, pbosswick@ssbb.com

Ian Connor Bifferato bankruptcy@bbglaw.com

Karen C Bifferato kcb@cblhlaw.com

Joseph J. Bodnar jbodnar@monlaw.com

William Pierce Bowden wbowden@ashby-geddes.com

Kay Diebel Brock kay.brock@oag.state.tx.us,

\ 8